Athlon Energy Inc.

420 Throckmorton Street, Suite 1200

Fort Worth, Texas 76102

July 10, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    Anne Nguyen Parker, Branch Chief

Re:                             Athlon Energy Inc.

Registration Statement on Form S-1

Filed June 5, 2013

File No. 333-189109

Dear Ms. Nguyen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Athlon Energy Inc. (the “Company”) hereby submits as Exhibit A hereto for the Staff’s review certain pages of our anticipated Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1, File No. 333-189109 (the “Registration Statement”) containing the currently expected offering terms of the Company’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the maximum number of shares of common stock to be offered and the total number of shares of common stock to be outstanding after the Offering, but excluding information that the Company is entitled to omit under Rule 430A. The Company expects to include these pricing terms in Amendment No. 3, which the Company plans to file through EDGAR on or about July 15, 2013 prior to launching the Offering.

The Offering terms are a bona fide estimate, as of July 10, 2013, of the range of the minimum and maximum Offering price and the maximum number of securities to be offered. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $18 to $20 per share, with a midpoint of $19 per share. In the Offering, the Company proposes to sell up to 18,157,895 shares of common stock, including shares that may be purchased by the underwriters pursuant to their option to purchase up to 2,368,421 additional shares of common stock from the selling stockholders named in the Registration Statement.  As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ collective desire to provide such information significantly in advance of the launch of the Offering given recent market volatility as well as the Company’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Company is enclosing its proposed marked copy of those pages to the Registration Statement that will be affected by the Offering terms described herein. These marked changes will be incorporated into a subsequent amendment to the Registration Statement.

The Company seeks confirmation from the Staff that it may launch the Offering with the price range and related information specified herein and include such price range in a subsequent filing of the Registration Statement.

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Please do not hesitate to contact me by telephone at (713) 546-7418 or by fax at (713) 546-5401 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sean T. Wheeler
Sean T. Wheeler
of Latham & Watkins LLP

Cc:                             Caroline Kim, Securities and Exchange Commission

Robert C. Reeves, Athlon Energy Inc.

William B. D. Butler, Athlon Energy Inc.
Sean T. Wheeler, Latham & Watkins LLP
Divakar Gupta, Latham & Watkins LLP
Gerald M. Spedale, Baker Botts L.L.P.
Jason Rocha, Baker Botts L.L.P.

Exhibit A